SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM starts flight from Rio de Janeiro to London on August 10th

There will be three flights per week, operated by Airbus A330 aircraft, with capacity for 223 passengers

São Paulo, June 23, 2010 – We will start on August 10th the operation of a new international long distance route, connecting Rio de Janeiro to London, in United Kingdom. There will be three flights per week (Tuesdays, Fridays and Sundays), operated by the modern A330 aircraft configured in three different service classes. Four seats in the First Class, 36 seats in the Business Class and 183 seats in the Economic Class, totalizing 223 passenger’s seats. On the same day, we will begin our round trip direct flight between Rio de Janeiro and Frankfurt, Germany.

With this new route operated by Airbus A330 aircraft we will increase by 25% the offer of flights between Brazil and the United Kingdom, with over 3,200 seats per week in each direction. Since October 2006, we offer daily round-trip flights between Sao Paulo and London, currently operated by Boeing B777 aircraft with 362 seats, also with three classes of service

TAM’s Commercial and Planning Vice-President, Paulo Castello Branco points out: “We noted steady and continuous growth in passenger demand between London and Rio de Janeiro in our flights between São Paulo and Heathrow over the past three and half years. We therefore concluded that this is the time to offer our clients the comfort and convenience of travelling directly from Rio to London, strengthening our operations in Galeão Airport, which is our second international hub in Brazil.

Our monthly average of passengers transported between Brazil and the U.K. increased from 9.5 thousand passengers in 2007 to 10.9 thousand in 2008, 15.6 thousand in 2009, and 17.2 thousand in the period of January to May this year, revealing substantial growth of 81% over this period. The average monthly load factor of the flight evolved from 73.8% in 2007 to 79.8% in the following year, after dropping to 71.8% in 2009 due to the international economic crisis, recovering the growth curve with an average load factor of 82.3% in the initial five months of 2010.

About TAM (www.tam.com.br)

We are a member of the Star Alliance, leaders in the Brazilian domestic market since 2003 and held a 40.9% domestic market share and 87.9% international market share in May 2010. We operate regular flights to 43 destinations throughout Brazil and we serve 87 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 78 other destinations in the U.S., Europe and South America. The Star Alliance network, in turn, offers flights to 1,167 airports in 181 countries. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.9 million subscribers and has awarded more than 10.6 million tickets.

Investor Relations: Phone: (55) (11) 5582-9715 Fax: (55) (11) 5582-8149 invest@tam.com.br www.tam.com.br/ir	Press Agency Contact: Media Relations www.tam.com.br www.taminforma.com.br MVL Comunicação Phone: (55) (11) 3594-0336 / 0302 / 0303 / 0304 / 0306 equipetam@mvl.com.br

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.